EXHIBIT 12.1

UNIFIED GROCERS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except for ratios)

	Thirteen Weeks Ended December 31, 2011

		Fiscal Year
		2011	2010	2009	2008	2007
(1) Earnings:
Net Earnings	$4,125	$7,387	$10,978	$14,755	$17,369	$14,406
Income taxes	2,033	5,273	6,123	7,857	9,183	9,780
Patronage dividends	1,677	12,431	14,038	16,723	22,059	17,680

Subtotal: Net earnings before income taxes and patronage dividends	7,835	25,091	31,139	39,335	48,611	41,866
Amortization of capitalized interest	24	115	130	142	127	87
Fixed charges	3,362	16,212	13,055	13,181	18,065	17,263
Less: Capitalized interest	—	(2,634)	(397)	(351)	(242)	(1,596)

Earnings (a)	$11,221	$38,784	$43,927	$52,307	$66,561	$57,620

(2) Fixed Charges:
Gross rental expense	$5,512	$22,923	$22,755	$23,792	$27,315	$22,280
Less: Estimated rent component	5,224	21,687	21,608	22,645	25,313	20,453

Estimated interest component of rental expense	288	1,236	1,147	1,147	2,002	1,827
Interest expense	3,074	12,342	11,511	11,683	15,821	13,840
Capitalized interest	—	2,634	397	351	242	1,596

Total fixed charges (b)	$3,362	$16,212	$13,055	$13,181	$18,065	$17,263

Ratio of Earnings to Fixed Charges (a)/(b)	3.34x	2.39x	3.36x	3.97x	3.68x	3.34x

(a)(b)—Cross-reference on page.

(1)	Earnings used in computing the ratio of earnings to fixed charges consist of net earnings before income taxes and patronage dividends, plus amortization of capitalized interest and fixed charges, less capitalized interest.

(2)	Fixed charges consist of the sum of the portion of rental expense that is representative of the interest factor, interest expense (including amortization of deferred financing costs) and capitalized interest.